ECP ENVIRONMENTAL GROWTH OPPORTUNITIES CORP.

40 Beechwood Road

Summit, NJ 07901

February 5, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kevin Dougherty, Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

 Re:   ECP Environmental Growth Opportunities Corp.
Registration Statement on Form S-1
File No. 333-252172

Dear Mr. Dougherty:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-252172) of ECP Environmental Growth Opportunities Corp. (the “Registrant”) to 4:30 P.M., Washington, D.C. time, on February 8, 2021, or as soon as possible thereafter. This letter replaces in its entirety the letter submitted on February 4, 2021 relating to the subject matter hereof and the Registrant withdraws such prior request.

Very truly yours,

ECP ENVIRONMENTAL GROWTH OPPORTUNITIES CORP.

By:	/s/ Tyler Reeder
Tyler Reeder
President and Chief Executive Officer

Cc:Ryan J. Maierson, Latham & Watkins LLP